EXHIBIT 20

FROM SOUTHERN CALIFORNIA EDISON

For Release Tuesday, March 28


      EDISON ANNOUNCES PRICE FREEZE FOR HOMES AND SMALL
    BUSINESSES, SETS FIVE-YEAR 25% PRICE REDUCTION GOAL,
                  UNVEILS NEW PRICE OPTIONS

    ROSEMEAD CA, March 28, 1995 -- Southern California Edison today announced a broad set of initiatives to provide customers "lower electricity prices, more pricing options, new service guarantees and enhanced environmental quality," said John E. Bryson, chairman and chief executive officer of the utility. "By making us more competitive, the initiatives we are announcing today will benefit our customers and our shareholders."

    Edison's plans include the following:

    o Five-year price cut goal: a goal to reduce Edison's system average price from 10.7 cents per kilowatt hour today to below 10 cents by the year 2000, a reduction of 25% after adjusting for inflation.

    o Immediate price freeze for homes and small businesses: a freeze on average prices for residential, small business and small agricultural customers, effective immediately, and lasting through 1996. This would insulate those customer groups from the increases in average prices previously announced for October of this year.

    o Guaranteed service quality: new service guarantees to assure continued high-quality customer service, even while electricity prices are being reduced. Edison would pledge to continue meeting demanding standards of performance on such matters as service connections and restoration of power after storms or would pay affected customers if it didn't meet those performance standards.

    o Flexible business pricing choices: new pricing options for eligible business customers, including special economic development pricing that will help create and preserve jobs in Southern California.

    o State-of-the-art billing options: new billing options for customers, including summary billing, pay-by-phone, electronic billing programs, and customer-selected billing dates.
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    o   Environmental quality initiatives:  expanded
        shareholder funding of energy efficiency investments, enhanced support for environmentally sound electric technologies and innovative "Green Pricing" options.

    "These initiatives reflect our commitment to listen to our customers and respond to their needs," Bryson said. "The challenges we have set out for ourselves will be difficult, but I believe we can meet them. This will continue to require tough decisions."

    Many of the changes Edison is proposing will require approval by the California Public Utilities Commission (CPUC) before they can be implemented. Within 90 days, Edison will complete the necessary regulatory filings to make these changes possible, and will ask the CPUC to approve the plans "on the fastest regulatory track possible to allow our customers to realize these benefits," Bryson said. Edison's goal is to have all these changes completed before year-end. Edison will notify affected customers as each new program is implemented.

     In announcing these initiatives, Edison recognizes that the CPUC will soon be announcing its proposals for reshaping industry regulation, Bryson noted. "Some profound changes could result. Nevertheless, we can't stand still while those changes are being debated and implemented. We have to respond to our customers' immediate needs. The steps we are taking will help prepare Edison to compete effectively in whatever new marketplace emerges."

                              - SCE -